[Transamerica Life Insurance Company letterhead]

April 20, 2010

VIA EDGAR CORRESPONDENCE FILING

Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Post-Effective Amendment No. 15

Dear Mr. Ruckman:

This letter is in response to oral comments received from you on April 16, 2010 in connection with the above referenced Post-Effective Amendment filed with the Commission on March 1, 2010.  Attached are replies to the comments you raised.

If you have any questions concerning this filing, please do not hesitate to call the undersigned at (319) 355-6115.

Very truly yours,

s/Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

1.	Comment: Explain supplementary whether the guarantees referenced in the prospectus are supported by a third party.

Response.  Third parties do not support the guarantees referenced in the prospectus.

2.	Comment: Confirm supplementary that the contract’s series and class identifiers are accurate.

Response.  We confirm that the contract’s series and class identifiers are accurate.

3.	Comment: If you are relying on an exemption under Rule 12h-7 of the Securities Exchange Act of 1934 please add a statement to the prospectus.

Response.  We are not relying on an exemption under Rule 12h-7.

4.	Comment: Please add the Death Benefit Enhancement Rider to the Supplemental Benefits (Riders) section in the Policy Benefits/Risks Summary section.

Response.  A marked page showing the change is attached to this letter.

5.	Comment: Please explain in footnote 2 to the Periodic Charges Other Than Portfolio Operation Expenses table what additional factors are referenced.

Response.  All primary factors are explained in footnote 2.  A marked page showing the change is attached to this letter.

6.	Comment: Please clarify in the Monthly Deduction section that the fee for the term rider is a monthly fee. Additionally, please clarify how the fee is assessed.

Response.  A marked page showing the change is attached to this letter.

7.
Comment: Please confirm whether any advisors who may be providing Third Party Asset Allocation Services are not firms or persons who are employed by the life insurance company or its affiliated broker-dealers.  If they are employed by the life insurance company or its affiliated broker-dealers, please provide additional disclosure about the services provided.

Response.  We are not aware of any firms or persons who are employed by the life insurance company or its affiliated broker-dealers.

8.
Comment:  Please add a subheading to the Surrender section before the discussion about the additional amount to be paid.  In this new sub-section please: address the restriction regarding partial withdrawals and full surrenders at the beginning of this new sub-section;

2

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen
File Nos. 333-109579/811-21440
Correspondence Filing

include the prior percentage tables in the prospectus, this may be included as an appendix; and address whether the total first year premium is always greater or equal to target premium as shown in the example.

Response.  A marked page showing the change is attached to this letter.

9.	Comment: As referenced in the Experience Credits section, please define a “group of cases”. Additionally please add additional clarification on how this may disadvantage the policyowner.

Response.  The definition of “the group of cases” in the glossary was reordered to “group of cases”.  A marked page showing the change is attached to this letter.

10.	Comment: In the Death Benefit Enhancement Rider section, second bullet point, please note that the cost of insurance increases are due to the net amount at risk.

Response.  A marked page showing the change is attached to this letter.

11.	Comment: Please include definitions for “owner” and “group of cases” in the glossary.

Response.  A marked page showing the change is attached to this letter.

3

     Portfolio Expenses
The Policy
Ownership Rights
Modifying the Policy
Purchasing a Policy
Replacement of Existing Insurance
When Insurance Coverage Takes Effect
Free-Look Period
Backdating a Policy
“Good Order” Requirements
Policy Features
     Premiums
Allocating Premiums
Premium Flexibility
Planned Periodic Payments
Premium Limitations
Making Premium Payments
Transfers
General
Fixed Account Transfers
Disruptive Trading and Market Timing
Transfer Procedures
Asset Rebalancing Program
Third Party Asset Allocation Services
Policy Values
Cash Value
Net Cash Value
Subaccount Value
Accumulation Units
Accumulation Unit Value
Net Investment Factor
Fixed Account Value
Life Insurance Benefit
   Life Insurance Benefit Options
Life Insurance Benefit Compliance Tests
Choosing a Life Insurance Benefit Option
Changing the Life Insurance Benefit Option
How Life Insurance Benefits May Vary in Amount
Changing the Face Amount
      Decreasing the Face Amount
      Increasing the Face Amount
Duration of the Policy
Payment Options
Surrenders and Partial Withdrawals
Surrenders
           Possible Additional Amount Payable On Surrender                                                                                     …………………………………………
Partial Withdrawals

 ii

Signature Verification.~~……………………………………………………………………………………...~~………………………………………………………………………………
        General
Interest Rate Charged
          Loan Account Interest Rate Credited
Maximum Loan Account Interest Rate
          Indebtedness
          Repayment of Indebtedness
     Effect of Policy Loans
Policy Lapse and Reinstatement
Lapse
Reinstatement
Policy Termination
Federal Income Tax Considerations
Introduction………………………………………………………………………………………………...
Tax Status of the Policy
Tax Treatment of Policy Benefits
Other Policy Information
Payments We Make
Split Dollar Arrangements
Supplemental Benefits (Riders)
     Term Insurance Rider
     Experience Credits Rider
     Death Benefit Enhancement Riders……………………………………………………………………..
Additional Information
Sale of the Policies
State Variations
Legal Proceedings
Financial Statements
Table of Contents of the Statement of Additional Information
Glossary
Appendix
Prospectus Back Cover
Personalized Illustrations of Policy Benefits
Inquiries

This Policy is not available in the State of New York.

iii

POLICY BENEFITS/RISKS SUMMARYAdvantage X

This summary describes the Policy’s important benefits and risks. More detailed information about the Policy appears later in this prospectus and in the Statement of Additional Information (“SAI”). For your convenience, we have provided a Glossary at the end of this prospectus that defines certain words and phrases used in this prospectus.

Policy Benefits

The Policy in General

●
The Advantage X is a variable adjustable life insurance policy.  The Policy gives you the potential for long-term life insurance coverage with the opportunity for tax-deferred cash value accumulation.  The Policy’s cash value will increase or decrease depending on the investment performance of the subaccounts, the premiums you pay, the fees and charges we deduct, the interest we credit to the fixed account, and the effects of any Policy transactions (such as transfers, loans and partial withdrawals).

●	Under Transamerica Life’s current rules, the Policy will be offered to corporations and partnerships that meet the following conditions at issue:

●	A minimum of five (5) Policies are issued, each on the life of a different insured; or
●	The aggregate annualized first-year planned premium for all Policies is at least $100,000.

●
The Policy is designed to be long-term in nature in order to provide significant life insurance benefits.  However, purchasing this Policy involves certain risks. You should consider the Policy in conjunction with other insurance you own. The Policy is not suitable as a short-term savings vehicle.

●
Fixed Account.  You may put your cash value in the fixed account where it earns at least 2.00% annual interest.  We may declare higher rates of interest, but we are not obligated to do so.  The fixed account is part of our general account.

●
Separate Account.  You may also put your cash value in any of the subaccounts of the separate account.  Each subaccount invests exclusively in one of the portfolios listed on the inside front cover of this prospectus and under “The Portfolios” section.  Money you place in a subaccount is subject to investment risk, and its value will vary each day according to the investment performance of the portfolios in which the subaccounts invest.

●
Supplemental Benefits (Riders).  Supplemental riders, such as the Term Life Insurance Rider ~~and~~, the Experience Credits Rider, and the Death Benefit Enhancement Riders are available under the Policy.  Depending on the riders you add, we may deduct a charge for the rider from the
Policy's cash value as part of the monthly deduction.  These riders may not be available in all states.

Flexible Premiums

●
You select a premium payment plan, but the plan is flexible – you are not required to pay premiums according to the plan. You must pay an initial premium before insurance coverage is in force.  You can change the frequency and amount, within limits, and can skip premium payments.  Unplanned premiums may be made, within limits.

●
You increase your risk of lapse if you do not regularly pay premiums; however, failing to pay premiums alone will not cause the Policy to lapse and paying the planned premiums will not guarantee that the Policy will remain in force.  Under certain circumstances, extra premiums may be required to prevent lapse.

Free-Look Period

1 For Policies issued prior to January 1, 2010, the monthly contract charge is $5.00 for Policy years 1 – 20.  The highest current monthly contract charge is $5.00 per month in all Policy years. The maximum guaranteed charge is $10.00 per month in all Policy years.
2Cost of insurance rates vary based on a number of factors, ~~including,~~ primarily (but not ~~limited to,~~exclusively) the insured’s age, sex, underwriting class and Policy duration.  The cost of insurance charges shown in the table may not be representative of the charges you will pay.  Your Policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your Policy.  You can obtain more information about your cost of insurance charges by contacting your registered representative or the home office listed on the back cover. Different current cost of insurance charges apply to Policies issued before January 1, 2010.
3 We may place an insured in a substandard underwriting class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured presents additional mortality risks, we may add a surcharge to the cost of insurance rates.
4 If the ~~Owner~~owner selects the experience credits rider, the cost of insurance charge is increased by 20% to fund a claims stabilization reserve.  Overall Policy costs may be less over time if experience credits are paid due to better claims experience for the group of cases than anticipated.  Please refer to the Supplemental Benefit Riders section for more details.
5 The net amount at risk equals the life insurance benefit on a monthly deduction day, minus the cash value as of the monthly deduction day.
6 Different current mortality and expense risk charges apply to Policies issued before January 1, 2010. The highest current mortality and expense risk charge is 0.90% (annually) in Policy years 1-9; 0.15% (annually) in Policy years 10+.  The maximum guaranteed charge for these Policies is 2.00% (annually) in all years.
7 The Loan Interest Spread is the difference between the amount of interest we charge you for a loan (guaranteed not to exceed a maximum of 4.00% annually) and the amount of interest we credit to the amount in your loan account (the interest we credit to amounts in the loan account is 2.00% annually).  See Maximum Loan Account Interest Rate.
8 While a Policy loan is outstanding, loan interest is charged in arrears on each Policy anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, Policy termination or the insured’s death.
9 The charge on premium received in excess of target premium may be applicable where the contract is a modified endowment contract and qualifies as a life insurance contract.  Under most circumstances, the target premium is the maximum premium that can be paid in a Policy year without the Policy becoming a modified endowment contract.  Different current monthly deferred sales loads apply for Policies issued before
January 1, 2010.  The highest current monthly deferred sales load is 0.300% of the premium received up to target premium in Policy year 1 and 0.034% of premium received in excess of target premium in Policy year 1.  The maximum guaranteed charge is 0.300% of all premium received in Policy year 1.
10 The charge for this rider varies based on the issue age, duration, sex ~~and~~, underwriting class, and ~~face~~term insurance amount ~~or net amount at risk~~.  Charges based on actual age may increase as the insured ages.  The rider charges shown in the table may not be representative of the charges you will pay.  The rider will indicate the maximum guaranteed rider charges applicable to your Policy.  You can obtain more information about your rider charges by contacting your registered representative or the home office listed on the back cover. Different term life insurance rider charges apply to Policies issued before January 1, 2009.

The following table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the portfolios for the fiscal year ended December 31, 2009. These expenses may be different in the future.  More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses [TO BE UPDATED]	Lowest	Highest

are made on a uniform basis for insureds of the same class as defined by sex, age, risk class and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Life Insurance Rates stated in your Policy.

For Policies issued on or after January 1, 2009, the guaranteed rates for standard classes are based on the 2001 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("2001 CSO Tables"). For Policies issued before January 1, 2009, the guaranteed rates are based on the 1980 Commissioner’s Standard Ordinary Mortality Tables, Male or Female (“1980 CSO Tables”). The guaranteed rates for substandard classes are based on multiples of or additions to the 2001 CSO Tables or the 1980 CSO Tables that are relevant to your Policy. To determine current cost of insurance rates, we place insureds into the following risk classes: tobacco habit, medical issue, simplified issue and guaranteed issue.  Current cost of insurance rates for an insured issued under simplified or guaranteed issue are generally higher than rates for an insured of the same age, sex and tobacco status issued under medical issue.

Cost of insurance rates for an insured in a non-tobacco class are less than or equal to rates for an insured of the same age and sex in a tobacco class. Cost of insurance rates for an insured in a non-tobacco or tobacco standard class is generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

We also offer Policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a Policy should consult their legal advisors to determine whether purchase of a Policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, we may offer Policies with unisex mortality tables to such prospective purchasers.

Optional Term Insurance Rider:

●	We assess a monthly charge for this rider based on the issue age, duration, sex ~~and~~, underwriting class and ~~face~~term insurance amount ~~or net amount at risk~~.

Mortality and Expense Risk Charge:

We deduct a monthly charge, which accrues daily, from your cash value in each subaccount to compensate us for aggregate Policy expenses and mortality and expense risks we assume.

The charge is calculated as a percentage of the average cash value on each valuation day during the Policy month preceding the monthly deduction day.  The current mortality and expense risk charge (for Policies issued on or after January 1, 2010) is equivalent to:

● An effective annual rate of 0.75% in Policy years 1-30; and
● An effective annual rate of 0.10% in Policy years 31+.

Different current mortality and expense risk charges apply to Policies issued before January 1, 2010. For these Policies, the highest current mortality and expense risk charge is: 0.90% (annually) in Policy years 1-9; 0.15% (annually) in Policy years 10+. The maximum guaranteed charge for these Policies is 2.00% (annually) in all years.

We can increase the charges for all Policies, but the maximum guaranteed mortality and expense risk charge is equivalent to an effective annual rate of 2.00% in all Policy years.

SURRENDERS AND PARTIAL WITHDRAWALS

Surrenders

You must make a written request containing an original signature to surrender your Policy.  All surrender requests must be submitted in good order to avoid a delay in processing your request.  A surrender is effective as of the date when we receive your written request at our home office.  The net cash value will be calculated at the end of the valuation day on which we receive your request at our home office. The insured must be alive and the Policy must be in force when you make your written request.  Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated. We will normally pay you the net cash value in a lump sum within seven days. A surrender may have tax consequences.  You should consult a tax advisor before requesting a surrender.

Possible Additional Amount Payable On Surrender

~~To spread the impact of first year percent of premium load and cost of insurance charges over a period of years and over any subsequent premium payments, we~~We will not pay you an amount in addition to the net cash value (the “additional amount”) on partial withdrawals or on full surrenders with proceeds paid to a party other than the owner.

We will pay you an additional amount on surrender if:

•	all Policies in the “case” (i.e., all Policies originally issued to a single owner on a common date) have been surrendered; and
•
ownership has not been transferred (except as a result of a merger or acquisition and the succeeding owner was, or is to be, the wholly-owned subsidiary of the preceding owner, or the succeeding owner is a trust established by the preceding owner for the purpose of providing employee benefits).

~~This additional amount will not be paid on partial withdrawals or on full surrenders with proceeds paid to a party other than the owner.~~
This allows the policy owner to spread the impact of first year percent of premium load and cost of insurance charges over a period of years and over any subsequent premium payments.

The “additional amount” is calculated as follows:

•	“fully surrendered net cash value” multiplied by
•	% based on the Policy year (see Percentage Table) multiplied by
•	a “factor.”

“Fully-surrendered net cash value” is calculated as follows:

•	the total net cash value of the Policies in the case in force on the surrender date of the final Policy, plus;

•	the total net cash value paid for any Policies in the case surrendered prior to the surrender date; minus;

•	the total net cash value for any Policies in the case that terminate or have terminated as part of a transaction to which Section 1035 of the Code is intended to apply.

Percentage Table

For Policies issued on 05-01-2010 and later:
Policy Percentage of net cash value Year
1 13.20%
2 13.13% reducing by .070% per Policy month
3 12.31% reducing by .055% per Policy month
4 11.64% reducing by .065% per Policy month
5 10.75% reducing by .170% per Policy month
6 8.75% reducing by .130% per Policy month
7 7.21% reducing by .110% per Policy month
8 5.91% reducing by .090% per Policy month
9 4.84% reducing by .085% per Policy month
10 3.82% reducing by .085% per Policy month
11 2.80% reducing by .080% per Policy month
12 1.84% reducing by .085% per Policy month
13+ 0%

Different percentages of net cash value apply to Policies issued before May 1, ~~2010.~~ 2010, please see attached appendix.

The “factor” is between 0.00 and 1.00, inclusive.  The “factor” is calculated as follows:  (A/B), with A and B defined as follows: (A) target premium and (B) total first year premium.  A different “factor” calculation applies to Policies issued before May 1, ~~2010.~~2010, please see attached appendix.

Examples.

Examples of “factor” calculation. Below is a table of calculation examples for the factor used in the calculation of the additional amount.  These are for illustration purposes only.  Please note that the total first year premium may be greater or lesser than the target premium.

	Target Premium (A)	Total First Year Premium (B)	=	Factor
Example 1	$100.00	$100.00		1.00
Example 2	$75.00	$100.00		0.75
Example 3	$50.00	$100.00		0.50
Example 4	$25.00	$100.00		0.25
Example 5	$10.00	$100.00		0.10

Example 1 of “additional amount” calculation.  For this example, assume the values of Example 3 from the “factor” calculation table above and a Policy with a fully surrendered net cash value of $110.00.  In Policy year 2,

● The term insurance rider expires at age 100.  The term insurance rider may terminate sooner if the Policy to which it is attached terminates without value, lapses for failure to pay a premium, or terminates due to death of the insured.

● You may reduce or cancel coverage under the term insurance rider separately from reducing the face amount of the Policy.

● The face amount of the Policy may be decreased, subject to certain minimums, without reducing the coverage under the term insurance rider.

● There is an additional charge for this term insurance rider.

Experience Credits Rider

Policies with the same owner and satisfying our underwriting guidelines will be eligible for experience credits if elected.  The experience credit rider establishes a claims stabilization reserve which is a fund out of which life insurance benefits are paid.  The experience credits rider provides the ~~Owner~~owner the unused balance in the claims stabilization reserve ~~where~~.  Payment of experience credits may increase or decrease Policy costs over time.  Where there is worse claims experience for the group of cases than anticipated, Policy costs will be higher.  Where there is better claims experience for the group of cases than anticipated~~.  Payment of experience credits may lower Policy costs over time.  An Owner~~, Policy costs will be lower. An owner may elect the experience credits rider if the ~~Owner~~owner believes the group of cases will have better claims experience over time than anticipated by us.

Features of experience credits rider:
●	The experience credits rider must be selected at the time of application and may not be added to a Policy after issue.

●
We increase by 20% the cost of insurance charge applied to each Policy.  On the effective date and on each monthly deduction day we fund the claims stabilization reserve with the Policy’s cost of insurance charge.

●	The claims stabilization reserve supports the payment of any experience credits.

●	On the effective date and on each monthly deduction day, we deduct a charge from the claims stabilization reserve in an amount equal to:

A * (B/C), where

 from cash value and
 deposited into claim
 stabilization reserve,
 at 120% of standard
cost of insurance:                                              $120                      $120                      $120

            Actual-to-anticipated
            life insurance benefit
 claims experience
            ratio for the group of cases:                                100%                        98%                      102%

            Deduction from claim
            stabilization reserve to pay
 Transamerica Life the cost of
 insurance charge, equal to
 experience for the group
 of cases ratio times
 expected case life insurance
 benefit claims:                                                     100                        $98                      $102
(= 100% x $100)  (= 98% x $100)  (=102% x $100)

            Net contribution to claim
            stabilization reserve available
 to pay experience credits, equal
 to cost of insurance charge
 minus deduction from claim
 stabilization reserve:                                      $20                        $22                        $18
(= $120 - $100)  (= $120 - $98)  (= $120 - $102)

Death Benefit Enhancement Riders

Under the death benefit enhancement riders, increased limitation percentages are provided for certain ages. The death benefit enhancement riders are available only if you have chosen the cash value accumulation test to qualify your Policy as life insurance under the Code.

Features of death benefit enhancement riders:
●  The limitation percentages on death benefit enhancement rider 1 are higher than those for the base Policy at ages 76-87.  The limitation percentages on life insurance benefit enhancement rider 2 are higher than those for the base Policy at ages 73-87 for males and 74-87 for females.  See Limitation Percentages Tables below.

● Cost of insurance charges (due to higher net amount at risk) and life insurance benefits may be higher at the age ranges mentioned above if the rider is in force.

●  The death benefit enhancement riders may be elected at the time of issue.  There are no issue age or underwriting

GLOSSARY

account(s) – The options to which you can allocate your money.  The accounts include the fixed account and the subaccounts in the separate account.

accumulation unit – These are the accounting units used to calculate the values under this Policy.

age – The issue age of the insured, plus the number of completed Policy years since the effective date.

beneficiary – The person (s) to whom the life insurance benefit proceeds are paid upon the death of the insured.

case – all Policies originally issued to a single owner on a common date.

cash value –After the free-look period, the cash value is the value of the Policy’s accumulation units in each subaccount, plus the amount in the fixed account, plus the amount in the loan account, less any mortality and expense risk charges that have accrued since the last monthly deduction day.

Code – The Internal Revenue Code of 1986, as amended.

effective date – The date coverage under this Policy becomes effective and the date from which Policy anniversaries, Policy years, and Policy months are determined.  This date is shown on the Policy specifications page.

face amount – The face amount is the face amount shown on the Policy specifications page plus or minus any changes made as described in the Policy changes section of the Policy.

fixed account – An option to which you may allocate net premiums and cash value.  The fixed account is part of our general account.  We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate.

free-look period – The 10-day (or longer, if required by state law) period during which you may return the Policy to us and receive a refund.

general account – The assets of the company other than those allocated to the separate account or any other separate account established by the company.

group of cases – all inforce cases issued by us which are similarly underwritten.

guideline premium – The premium necessary to provide the benefits selected by the owner under the Policy based on the particular facts relating to the insured and certain assumptions defined by law.

home office – Transamerica Life’s home office located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499, 1-319-355-8572. Our toll-free phone number is 1-888-804-8461. Our fax number is 1-319-355-2378.  Our hours are Monday - Friday from 8:00 a.m. – 4:30  p.m. Central Standard Time.

indebtedness – The loan amount plus any accrued loan interest.

insured – The person upon whose life the Policy is issued.

issue age – The age of the insured on the effective date.  This age is shown on the Policy specifications page.

lapse – Termination of the Policy at the expiration of the late period while the insured is still living.

late period – The period of time that coverage is continued after the net cash value less any unpaid Policy loan is less than the monthly deduction charge for the next Policy month.

life insurance benefit – The life insurance benefit proceeds payable under this Policy will be based on the life insurance benefit option and the face amount in effect on the date of death.

life insurance benefit option – One of three options that an owner may select for the computation of the life insurance benefit proceeds.

life insurance benefit proceeds – The total amount payable to the beneficiary if the insured dies while the Policy is in force.  The life insurance benefit proceeds include reductions for any outstanding indebtedness and any due and unpaid charges.

loan account – A portion of the company’s general account to which cash value is transferred to provide collateral for any loan taken under the Policy.

loan account value – The cash value in the loan account.

loan amount – The loan amount on the last Policy anniversary plus any new loans minus any loan repayments.  On each Policy anniversary unpaid loan interest is added to the loan amount.

loan value – After the first Policy year, the loan value on any given date is equal to 90% of the net cash value on that date.

monthly deduction – Includes monthly contract charge, monthly cost of insurance (including any temporary flat extra rating shown on the Policy specifications page), a factor representing the mortality and expense risk charge, monthly cost for riders attached to the Policy, and a monthly deferred sales load (only in Policy years 2-7).

monthly deduction day – The same date in each succeeding month as the effective date.  Whenever the monthly deduction day falls on a date other than a valuation day, the monthly deduction day will be deemed to be the next valuation day.

net cash value – The amount payable upon surrender of the Policy equal to the cash value as of the date of surrender, less any outstanding Policy loan and any accrued loan interest due.

net premium – The portion of the premium available for allocation to the subaccounts of the separate account or the fixed account equal to the premium paid by the policy owner less the applicable percent of premium loads.

1940 Act – The Investment Company Act of 1940, as amended.

NYSE – New York Stock Exchange.

owner – The person who owns the Policy and who may exercise all rights under the Policy while living.

partial withdrawal – An amount withdrawn from the net cash value which results in a reduction in the net cash value by the amount withdrawn.

percent of premium load – The percent shown on the Policy specifications page that is deducted from each premium paid.

planned premium – The premium you select as a level amount that you plan to pay on a monthly, semi-annual or annual basis over the life of the Policy.  Payment of all planned premiums, in full and on schedule, does not mean that the Policy will not lapse, terminate without value.  Additional and substantial premiums, above the planned premiums, may be necessary to prevent lapse.

Policy anniversary – The same day and month as your effective date for each succeeding year your Policy remains in force.

Policy month – A one-month period beginning on the monthly deduction day.

Policy year – A twelve-month period beginning on the effective date or on a Policy anniversary.

policy owner (owner, you, your) – The person who owns the Policy and who may exercise all rights under the Policy while living.

portfolio (s) – A series of a mutual fund in which a corresponding subaccount invests its assets.

SEC – U.S. Securities and Exchange Commission.

separate account – Transamerica Corporate Separate Account Sixteen, an investment account established by Transamerica Life to receive and invest net premiums allocated under the Policy and other variable life insurance policies we issue.

settlement options – The manner in which an owner or beneficiary elects to receive the life insurance benefit proceeds.

subaccount – A sub-division of the separate account.  Each subaccount invests exclusively in the shares of the specified portfolio of an insurance-dedicated fund or in a portfolio of securities and investments.

subaccount value – The cash value in a subaccount.

target premium – Amount of premium used to determine the percent of premium loads.

~~the group of cases – all inforce cases issued by us which are similarly underwritten.~~

transfer – A transfer of amounts between subaccounts of the separate account or the fixed account.

transfer charge – The company reserves the right to apply a charge of $25.00 for each transfer after the first twelve (12) transfers in a given Policy Year.

valuation day – Each day on which the New York Stock Exchange is open for regular trading.

valuation period – The period from the close of the immediately preceding valuation day (usually 4:00 p.m. Eastern time) to the close of the current valuation day.

we, us, company, our – Transamerica Life Insurance Company (“Transamerica Life”).

Appendix

See Possible Additional Amount Payable On Surrender section.

Percentage of net cash value for Policies issues before May 1, 2010.

Percentage Table

For Policies issued on 01-01-2010 and later:

Policy Year     Percentage of net cash value
1                    13.20%
2              12.36% reducing by .070% per Policy month
3              11.70% reducing by .055% per Policy month
4              10.92% reducing by .065% per Policy month
5              8.88% reducing by .170% per Policy month
6              7.32% reducing by .130% per Policy month
7              6.00% reducing by .110% per Policy month
8              4.92% reducing by .090% per Policy month
9              3.90% reducing by .085% per Policy month
10            2.88% reducing by .085% per Policy month
11            1.92% reducing by .080% per Policy month
12            0.90% reducing by .085% per Policy month
13+                 0%

For Policies issued between 9-18-2009 and
01-01-2010:

Policy Year     Percentage of net cash value
1                       14.90%
2                 14.66% reducing by .240% per Policy month
3                 11.87% reducing by .150% per Policy month
4                 10.09% reducing by .130% per Policy month
5                 8.405% reducing by .255% per Policy month
6                 5.395% reducing by .205% per Policy month
7                 2.96% reducing by .180% per  Policy month
8+                      0%

For Policies issued between 1-1-2009 and
9-18-2009:

Policy Year    Percentage of net cash value
1                    12%
2              11.87% reducing by .13% per Policy month
3              10.28% reducing by .16% per Policy month
4              8.36% reducing by .16% per Policy month
5              6.38% reducing by .22% per Policy month
6              3.83% reducing by .13% per Policy

For Policies in force as of 1-1-2009:

Policy Year    Percentage of net cash value
1                              12%
2                   11.87% reducing by .13% per Policy month
3                   10.28% reducing by .16% per Policy month
4                    8.36% reducing by .16% per Policy month
5                   6.47% reducing by .13% per Policy month
6                    4.87% reducing by .17% per Policy

month 7 2.28% reducing by .12% per Policy month 8+ 0%	month 7 2.84% reducing by .16% per Policy month 8+ 0%

Factor calculation for Policies issued before May 1, 2010:

The “factor” is between 0.00 and 1.00, inclusive.  The “factor” is calculated as follows:  (A/B) + (C x D) with A, B, C, and D defined as follows: (A) target premium, (B) total first year premium, (C) thirty percent, (D) the ratio of term insurance rider coverage at issue to total death benefit at issue.